Filed by Matthews International Funds

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: Matthews Korea Fund (File No. 811-08510)

and Matthews Korea Active ETF (File No. 811-08510)

REGISTRATION LINE 1

REGISTRATION LINE 1

REGISTRATION LINE 1

REGISTRATION LINE 1

REGISTRATION LINE 1

REGISTRATION LINE 1

Dear Valued Shareholder,

Thank you for your investment in the Matthews Korea Fund (the “Fund”). We are writing to provide additional information regarding the Matthews Korea Fund’s Reorganization (“Reorganization”) to a newly created exchange-traded fund, to be named the Matthews Korea Active ETF on or about July 14, 2023 (“Reorganization Date”).

As part of the Reorganization, two preliminary events will occur before that Reorganization is completed:

●	All Matthews Korea Fund Investor Class shares (MAKOX) will be converted to Institutional Class shares.

●	Shortly after that occurs, when only Institutional Class shares (MIKOX) will be outstanding, those outstanding shares will then be combined into fewer shares through a reverse stock split.

The following information contains important dates about the Reorganization we wanted to bring to your attention. Key dates (subject to change):

●	June 20, 2023—Matthews Korea Fund Investor Class (MAKOX) will be converted into the Institutional Class (MIKOX). Please see enclosed Q&A for more information.

●	June 23, 2023—Reverse stock split. Please see enclosed Q&A for more information.

●	June 28, 2023—A distribution will be paid to shareholders of record as of June 27, 2023.

●	July 12, 2023—Matthews Korea Fund will cease to accept purchases at the close of the business day.

●

July 12, 2023—Enclosed Corporate Action Election Form must be received in good order by close of business. If you do not respond or take action, your position will be transferred to ETF shares and held in the existing account until you provide your Brokerage information, or a year has passed.

●	July 13, 2023—Last day for redemptions from the Matthews Korea Fund.

●	On or about July 14, 2023—The Matthews Korea Fund (MIKOX) is expected to reorganize into the Matthews Korea Active ETF (MKOR).

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If you have any questions regarding the Reorganization, please call Matthews Asia Funds Shareholder Services at 1-800-789-ASIA (2742) between 9:00 am to 4:30 pm Eastern Time, or email us at correspondence@matthewsasia.com.

Sincerely,

Matthews Asia

You should consider the investment objectives, risks, charges and expenses of the Matthews Asia Funds carefully before making an investment decision. A prospectus or a summary prospectus with this and other information about the Funds may be obtained by visiting matthewsasia.com. Please read the prospectus carefully before investing as it explains the risks associated with investing in international markets.

Investments involve risk, including possible loss of principal. Investments in international, emerging and frontier markets involve risks such as economic, social and political instability, market illiquidity, currency fluctuations, high levels of volatility, and limited regulation, which may adversely affect the value of the Fund’s assets. Additionally, investing in emerging and frontier securities involves greater risks than investing in securities of developed markets, as issuers in these countries generally disclose less financial and other information publicly or restrict access to certain information from review by non-domestic authorities. Emerging and frontier markets tend to have less stringent and less uniform accounting, auditing and financial reporting standards, limited regulatory or governmental oversight, and limited investor protection or rights to take action against issuers, resulting in potential material risks to investors. There is no guarantee that the Fund or the companies in its portfolio will pay or continue to pay dividends.

ETFs may trade at a premium or discount to NAV. Shares of any ETF are bought and sold at market prices (not NAV (and are not individually redeemed from the Fund. Brokerage commissions will reduce returns. Matthews Asia Funds are distributed in the United States by Foreside Funds Distributors LLC and in Latin America by HMC Partners

In connection with the Reorganization discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.matthewsasia.com and a paper copy can be obtained at no charge by calling 1-800-789-ASIA (2742).

This communication is for informational purposes only and does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities.

2

Filed by Matthews International Funds

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: Matthews Korea Fund (File No. 811-08510)

and Matthews Korea Active ETF (File No. 811-08510)

PO Box 534475, Pittsburg, PA 15253-4475	matthewsasia.com

800.789.ASIA (2742)

Corporate Action Election Form

FOLLOW UP NOTIFICATION—INVESTOR ACTION REQUIRED

As a valued shareholder in the Matthews Korea Fund, we are sending this important notification of required action in advance of the reorganization (the “Reorganization”) of the Matthews Korea Fund into the Matthews Korea Active ETF on or around July 14, 2023 (the “Reorganization Date”). If you have already taken action, please ignore this notification.

In order to participate in the Reorganization, please complete the required corporate action election form. All forms must be received in good order by July 12, 2023. Completed election forms may be submitted to the mailing address below:

Matthews Asia Funds, P.O. Box 534475, Pittsburgh, PA 15253-4475

By overnight delivery: Matthews Asia Funds, Attention: 534475, 500 Ross Street, 154-0520, Pittsburgh, PA 15262

If you do not respond or take action on your account, your position will be transferred to ETF shares and held in your existing account until you provide your Brokerage information, or a year has passed.

Account Information:	Fund #:803	Account #:
NAME
ADDRESS
CITY, STATE, ZIP

Please select your desired intention

Either Select CONVERSION:

☐	Please convert my Matthews Korea Fund position to the Matthews Korea Active ETF on the Reorganization Date and deliver my position to my brokerage account indicated below.

Brokerage Firm Name:

Broker Name, Broker Contact email, broker contact number:

Broker DTCC participant number:

Brokerage Firm Operational Contact (Back Office) Name

Phone Number                                Email

*Broker dealer will be responsible to set-up the receipt transactions from BNY Mellon Participant 2209. BNY Mellon will contact your back-office operations to provide settlement instructions on Effective Date -1 of the event. The BNYM ETF Order Desk can be reached at 1-844-545-1258.

Broker Signature Acknowledgement

OR Select ONE of the Below:

☐	Redeem: please liquidate my position and send the proceeds to my address of record
☐	Exchange my mutual fund position into another Matthews Asia Funds mutual fund as indicated

below: Fund Name:

Important notes:

1.

All redemption requests and exchange options can still be performed through the standard phone liquidation by calling 800.789.ASIA (2742) or though the investor portal https://my.accessportals.com/app/mat/login.

2.	Please note that any fees and costs incurred as part of the transfer/liquidation will be the responsibility of the investor.

Signature Authorizing Election Above

Signature	Date	Signature of Joint Owner	Date

All account owners must sign this form exactly as the account is registered.

A Medallion Signature Guarantee is required for EACH signature in the below instances:

●	On any redemption of the Investor Class shares over $100,000;

●	If a change of address was received by the Funds’ transfer agent within the last 30 days; or

●	The money is to be sent to an address that is different from the registered address or to a bank account other than the account that was preauthorized.

Medallion Signature Guarantee Stamp and Signature (If required by your current custodian or transfer agent): An eligible guarantor is a domestic bank or trust company, securities broker/dealer, clearing agency or savings association that participates in a medallion program recognized by the Securities Transfer Agents Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program (known as STAMP), Stock Exchanges Medallion Program (SEMP), and the Medallion Signature Program (MSP). A notarization from a notary public is NOT an acceptable substitute for a signature guarantee.

In connection with the Reorganization discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.matthewsasia.com and a paper copy can be obtained at no charge by calling 1-800-789-ASIA (2742).

This communication is for informational purposes only and does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities.

Mailing Address: Matthews Asia Funds, P.O. Box 534475, Pittsburgh, PA 15253-4475

By overnight delivery: Matthews Asia Funds, Attention: 534475, 500 Ross Street, 154-0520, Pittsburgh, PA 15262

Page 2 of 2	MAT0523

Filed by Matthews International Funds

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: Matthews Korea Fund (File No. 811-08510)

and Matthews Korea Active ETF (File No. 811-08510)

REGISTRATION LINE 1

REGISTRATION LINE 1

REGISTRATION LINE 1

REGISTRATION LINE 1

REGISTRATION LINE 1

REGISTRATION LINE 1

Dear Valued Shareholder,

Thank you for your investment in the Matthews Korea Fund (the “Fund”). We are writing to provide additional information regarding the Matthews Korea Fund’s Reorganization (“Reorganization”) to a newly created exchange-traded fund, to be named the Matthews Korea Active ETF on or about July 14, 2023 (“Reorganization Date”).

As part of the Reorganization, two preliminary events will occur before that Reorganization is completed:

●	All Matthews Korea Fund Investor Class shares (MAKOX) will be converted to Institutional Class shares.

●	Shortly after that occurs, when only Institutional Class shares (MIKOX) will be outstanding, those outstanding shares will then be combined into fewer shares through a reverse stock split.

The following information contains important dates about the Reorganization we wanted to bring to your attention. Key dates (subject to change):

●	June 20, 2023—Matthews Korea Fund Investor Class (MAKOX) will be converted into the Institutional Class (MIKOX). Please see enclosed Q&A for more information.

●	June 23, 2023—Reverse stock split. Please see enclosed Q&A for more information.

●	June 28, 2023—A distribution will be paid to shareholders of record of June 27, 2023.

●	July 12, 2023—Matthews Korea Fund will cease to accept purchases at the close of the business day.

●	July 13, 2023—Last day for redemptions from the Matthews Korea Fund.

●	On or about July 14, 2023—The Matthews Korea Fund (MIKOX) is expected to reorganize into the Matthews Korea Active ETF (MKOR).

BNY Mellon Investment Servicing Trust Company serves as the custodian (“Custodian”) of your Traditional, Roth, or SEP individual retirement account (“IRA”), inherited IRA, (collectively referred to herein as the “Retirement Account”) or Coverdell Education Saving Account (“Coverdell ESA”) custodial account that is invested in the Fund. With respect to the Reorganization, your options are as follows:

●

Take No Action—shares held in your Retirement Account or Coverdell ESA with the Custodian will be liquidated on the Reorganization Date and the proceeds will be invested into the Dreyfus Government Cash Management Fund (DGQXX).

●

Request an Exchange—Prior to the Reorganization Date, you may request a non-reportable exchange of your Fund shares to another Matthews Asia Funds mutual fund by contacting Matthews Asia Funds at 1-800-789-ASIA (2742).

1

●

Direct Transfer of Assets to a New Custodian—You may initiate a non-reportable transfer of assets to another institution. It is important to know that a transfer of assets takes time. If you choose to request a transfer of assets, you must contact the receiving institution immediately to request the appropriate transfer paperwork.

●	Request a Redemption in Advance of the Reorganization Date—You may redeem your Fund shares at any time prior to the Reorganization Date.

Please refer to the enclosed Important Information Regarding Your Matthews Asia Funds Retirement or Coverdell Education Account Notification for details related to the above options.

If you have any questions regarding the Reorganization, please call Matthews Asia Funds Shareholder Services at 1-800-789-ASIA (2742) between 9:00 am to 4:30 pm Eastern Time, or email us at correspondence@matthewsasia.com.

Sincerely,

Matthews Asia Funds

You should consider the investment objectives, risks, charges and expenses of the Matthews Asia Funds carefully before making an investment decision. A prospectus or a summary prospectus with this and other information about the Funds may be obtained by visiting matthewsasia.com. Please read the prospectus carefully before investing as it explains the risks associated with investing in international markets.

Investments involve risk, including possible loss of principal. Investments in international, emerging and frontier markets involve risks such as economic, social and political instability, market illiquidity, currency fluctuations, high levels of volatility, and limited regulation, which may adversely affect the value of the Fund’s assets. Additionally, investing in emerging and frontier securities involves greater risks than investing in securities of developed markets, as issuers in these countries generally disclose less financial and other information publicly or restrict access to certain information from review by non-domestic authorities. Emerging and frontier markets tend to have less stringent and less uniform accounting, auditing and financial reporting standards, limited regulatory or governmental oversight, and limited investor protection or rights to take action against issuers, resulting in potential material risks to investors. There is no guarantee that the Fund or the companies in its portfolio will pay or continue to pay dividends.

ETFs may trade at a premium or discount to NAV. Shares of any ETF are bought and sold at market prices (not NAV (and are not individually redeemed from the Fund. Brokerage commissions will reduce returns.

Matthews Asia Funds are distributed in the United States by Foreside Funds Distributors LLC and in Latin America by HMC Partners

In connection with the Reorganization discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.matthewsasia.com and a paper copy can be obtained at no charge by calling 1-800-789-ASIA (2742).

This communication is for informational purposes only and does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities.

2

Filed by Matthews International Funds

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: Matthews Korea Fund (File No. 811-08510)

and Matthews Korea Active ETF (File No. 811-08510)

Matthews Asia Funds PO Box 534475 Pittsburgh, PA 15253-4475	BNY Mellon Investment Servicing Trust Company Wilmington, DE

1

BNYM I S TRUST CO GUST IRA FBO

NAME

ADDRESS

CITY, STATE, ZIP

FOLLOW UP NOTIFICATION—IMPORTANT INFORMATION REGARDING YOUR

MATTHEWS ASIA FUNDS RETIREMENT OR COVERDELL EDUCATION SAVINGS ACCOUNT

May 19, 2023

Dear Matthews Asia Funds Participant,

As a valued investor, you are receiving this notification of important information to help you determine whether you need to take action with respect to your account before the reorganization of the Matthews Korea Fund (the “Fund”) into the Matthews Korea Active ETF (the “ETF”) (the “Reorganization”) on or about July 14, 2023 (the “Reorganization Date”). This date may be changed without notice at the discretion of the Trust’s officers. If you have already taken action or plan to take no action, please ignore this notification.

BNY Mellon Investment Servicing Trust Company (“BNY Mellon”) serves as the custodian (“Custodian”) of your Traditional, Roth, or SEP individual retirement account (“IRA”), inherited IRA, (collectively referred to herein as the “Retirement Account”) or Coverdell Education Saving Account (“Coverdell ESA”) custodial account that is invested in the Fund. With respect to the Reorganization, your options are as follows:

Take No Action—Under the terms of the Custodial Account Agreement, if you take no action with respect to your Retirement Account or Coverdell ESA before the Reorganization Date, shares held in your Retirement Account or Coverdell ESA with the Custodian will be liquidated on the Reorganization Date and the proceeds will be invested into the Dreyfus Government Cash Management Fund (DGQXX).

Request an Exchange—Prior to the Reorganizaion Date, you may request a non-reportable exchange of your Fund shares to another Matthews Asia Funds mutual fund by contacting Matthews Asia Funds at 1-800-789-ASIA (2742).

Direct Transfer of Assets to a New Custodian—You may initiate a non-reportable transfer of assets to another institution. It is important to know that a transfer of assets takes time. If you choose to request a transfer of assets, you must contact the receiving institution immediately to request the appropriate transfer paperwork. We must receive your completed paperwork from the receiving institution prior to the Reorganization Date. If we do not receive appropriate paperwork in advance of the Reorganization Date, your Retirement Account will be liquidated. All requests for a trustee-to-trustee transfer over $100,000 must be stamped with a Medallion Signature Guarantee. An eligible guarantor is a domestic bank or trust company, securities broker/dealer, clearing agency or savings association that participates in a medallion program authorized by the Securities Transfer Agents Association.

The three recognized medallion programs are the Securities Transfer Agents Medallion Program (STAMP), Stock Exchange Medallion Program (SEMP) and the Medallion Signature Program (MSP). A notarization from a public notary is NOT an acceptable substitute for a signature guarantee.

Additional information can be obtained by calling Matthews Asia Funds at 1-800-789-ASIA (2742).

Request a Redemption in Advance of the Reorganization Date—You may redeem your Fund shares at any time prior to the Reorganization Date. For your convenience, an IRA Distribution Form or Coverdell ESA Distribution form is available at www.matthewsasia.com. Alternatively, the Custodian will accept a letter of instruction to liquidate Fund shares and mail the proceeds to your address of record. All requests for a redemption over $100,000 or going to a payee or address not already on file must be stamped with an original Medallion Signature Guarantee. An eligible guarantor is a domestic bank or trust company, securities broker/dealer, clearing agency or savings association that participates in a medallion program authorized by the Securities Transfer Agents Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and the Medallion Signature Program (MSP). A notarization from a public notary is NOT an acceptable substitute for a signature guarantee.

Additional information can be obtained by calling Matthews Asia Funds at 1-800-789-ASIA (2742).

Please remember that your Retirement Account liquidation request must include your U.S. Federal income tax withholding election, and any state withholding election, if applicable. If you fail to make an election, your Retirement Account is subject to withholding. Ten percent (10%) will be withheld from your Retirement Account for payment of U.S. Federal income taxes. The Custodian will forward all withheld amounts to the IRS. Depending upon the withholding rules of your particular state, state income tax may also be withheld. The Custodian will not reimburse any income taxes withheld from your liquidation proceeds.

Distributed assets may be rollover eligible. (Refer to *IMPORTANT RULE GOVERNING INDIRECT (60-DAY) IRA-to-IRA ROLLOVERS section below).

Indirect (60-day) rollovers are not allowed for beneficiary/inherited IRAs.

*IMPORTANT RULE GOVERNING INDIRECT (60-DAY) IRA-to-IRA ROLLOVERS

An IRA participant is allowed only one rollover across all IRAs (Traditional, Roth, SEP, SARSEP and SIMPLE) in aggregate that a taxpayer owns in any 12-month or 365-day period. As an alternative, a participant can make an unlimited number of direct transfer of assets to a new custodian where the proceeds are delivered directly to the receiving financial institution, successor custodian or trustee. For more information, see IRS Publication 590-A, Contributions to Individual Retirement Arrangements (IRAs)—“Application of one-rollover-per-year limitation.”

We recommend that you speak to a qualified tax or financial professional regarding your options. We encourage you to act promptly if you are requesting a direct transfer of assets to a new custodian.

If you have any questions regarding this notice, please call Matthews Asia Funds Shareholder Services at 1-800-789-ASIA (2742). Our hours of operation are 9:00 am to 4:30 pm Eastern Time.

Sincerely,

BNY Mellon Investment Servicing Trust Company

In connection with the Reorganization discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.matthewsasia.com and a paper copy can be obtained at no charge by calling 1-800-789-ASIA (2742).

This communication is for informational purposes only and does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities.

Page 2 of 2	MAT0523

Filed by Matthews International Funds

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: Matthews Korea Fund (File No. 811-08510)

and Matthews Korea Active ETF (File No. 811-08510)

Q&A from Matthews Asia

May 2023

MATTHEWS KOREA FUND SHARE CLASS CONVERSION

What is a mutual fund class conversion?

A share class conversion is where one share class is converted into another share class within the same mutual fund. A conversion ratio is used where the shares in the investment will change to align with the new Net Asset Value (NAV). The total investment value—before and after the conversion—will remain the same.

Which share class is being converted?

The Matthews Korea Fund Investor Class shares (MAKOX) will be converted into the Matthew Korea Fund Institutional Class shares (MIKOX).

Why are the Investor Class shares of the Matthews Korea Fund being converted into the Institutional Class shares?

In preparation for the upcoming reorganization of the Matthews Korea Fund to Matthews Korea Active ETF on or about July 14, 2023 (the “Reorganization”), the Investor Class conversion is required to help minimize the number of fractional shares prior to the Reorganization since fractional shares are not supported in the ETF structure.

When will the share class conversion occur?

On or around June 20, 2023.

What if I own fractional shares ahead of the Reorganization date?

Any fractional shares of the Fund that are held prior to the Reorganization will be liquidated for cash, which may cause a taxable event with respect to the cash received.

Will the share class conversion affect the total value of my investment in the Fund?

No. The total value of your investment in the Fund will not change. The total number of shares of your investment may change, but the total investment value will remain the same with the remaining share class NAV.

Will the share class conversion create a taxable event?

No, the Investor Class share conversion is not a taxable event. Mutual fund shares are exchanged tax free for a new share class.

Will the share class conversion limit my ability to purchase or redeem shares?

No. Investors will be able to purchase shares until close of business on July 12, 2023, and redeem shares until close of business on July 13, 2023.

What will change after the share class conversion?

The Fund’s Investor Class shareholders will own the Institutional Class shares of the Fund after the conversion. The gross expense ratio for those previously in the Investor Class will be reduced from 1.22% to 1.08%.

MATTHEWS KOREA FUND REVERSE STOCK SPLIT

What is a reverse stock split?

A reverse stock split is a corporate action that reduces the number of shares outstanding into higher priced shares of equal investment value. When a reverse stock split is completed, each outstanding share of the investment is converted into a fraction of a share. For example, in a one-for-five reverse stock split, every five shares that you own will be converted into a single share. If you owned 1,000 shares of the Fund before the reverse stock split, you will own a total of 200 shares after the reverse stock split. The price of the investment would also increase by the same factor.

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Why has Matthews decided to effect a reverse stock split?

In preparation for the upcoming Reorganization, a reverse split is being declared to increase the Net Asset Value (NAV) of what will ultimately be the Matthews Korea Active ETF. The higher NAV is desired to help facilitate better secondary market quality and investor experience in the newly created Matthews Korea Active ETF.

When will the Reverse Stock Split Occur?

On or around June 23, 2023.

Will the reverse split affect the total value of my investment?

No. The total value of your investment will not change. The split simply means there will be a reduction in the shares owned of the mutual fund, with an equal increase in the NAV of the Matthews Korea Fund. The number of shares will change but the aggregate value of those shares will remain the same.

How many shares will I receive and how will my price per share be adjusted after the reverse stock split?

Below is a hypothetical Example using a one-for-five reverse split:

Period	# of Shares Owned	Hypothetical NAV	Total Market Value

Pre-Split	1,000	$5	$5,000

Post-Split	200	$25	$5,000

Will the reverse split create a taxable event?

No, a reverse split will not result in a taxable event and no transaction fee will be imposed on Matthews Korea Fund shareholders. However, any fractional shares of the Fund that are held prior to the Reorganization will be liquidated for cash, which may cause a taxable event with respect to the cash received.

Will the reverse split limit my ability to purchase or redeem shares?

No. Investors will be able to purchase shared until close of business on July 12, 2023, and redeem shares until close of business on July 13, 2023.

You should consider the investment objectives, risks, charges and expenses of the Matthews Asia Funds carefully before making an investment decision. A prospectus or a summary prospectus with this and other information about the Funds may be obtained by visiting matthewsasia.com. Please read the prospectus carefully before investing as it explains the risks associated with investing in international markets.

Investments involve risk, including possible loss of principal. Investments in international, emerging and frontier markets involve risks such as economic, social and political instability, market illiquidity, currency fluctuations, high levels of volatility, and limited regulation, which may adversely affect the value of the Fund’s assets. Additionally, investing in emerging and frontier securities involves greater risks than investing in securities of developed markets, as issuers in these countries generally disclose less financial and other information publicly or restrict access to certain information from review by non-domestic authorities. Emerging and frontier markets tend to have less stringent and less uniform accounting, auditing and financial reporting standards, limited regulatory or governmental oversight, and limited investor protection or rights to take action against issuers, resulting in potential material risks to investors. There is no guarantee that the Fund or the companies in its portfolio will pay or continue to pay dividends.

ETFs may trade at a premium or discount to NAV. Shares of any ETF are bought and sold at market prices (not NAV (and are not individually redeemed from the Fund. Brokerage commissions will reduce returns.

Matthews Asia Funds are distributed in the United States by Foreside Funds Distributors LLC and in Latin America by HMC Partners.

In connection with the Reorganization discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.matthewsasia.com and a paper copy can be obtained at no charge by calling 1-800-789-ASIA (2742).

This communication is for informational purposes only and does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities.

2